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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

            SIGNING OF VIVENDI UNIVERSAL E 1 BILLION BACK-UP FACILITY

PARIS, NOVEMBER 26, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] announces today the signing of a Euro 1,000,000,000 Dual Currency Revolving Credit Facility.

Given the successful progress of its asset disposal programme, Vivendi Universal has requested those banks which provided it with a commitment for a Euro 3 Billion Medium Term Credit Facility on September 17, 2002, to reduce the size of the facility and amend its purpose. The new facility is provided by ABN Amro, BNP Paribas, Citigroup, Credit Agricole Indosuez, Credit Lyonnais, Credit Suisse First Boston, Natexis Banques Populaires, Royal Bank of Scotland, Societe Generale and Sumitomo Mitsui Banking Corporation as arrangers.

The new facility amortises to Euro 500,000,000 on December 31, 2003 and matures on December 31, 2004. The facility is not intended to be immediately drawn and provides the Group with a back up to the cashflows Vivendi Universal receives from its operations and projected to be received from its asset disposal programme. The Euro 1,000,000,000 facility signed on July 10, 2002 is expected to be repaid out of cashflow upon its maturity in December 2002.

In the context of the financial restructuring of Vivendi Universal, this facility contributes to the stability of the Group allowing greater flexibility to pursue its strategy, maximise receipts from its disposal programme and provide greater confidence to the capital markets. It represents a further important milestone in the financial restructuring of Vivendi Universal.

IMPORTANT DISCLAIMER:
This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the conditions to draw down of this facility may not be met; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of asset disposals and the use of cash flow will not materialize in the timing or manner previously described; Vivendi Universal will not be able to obtain the regulatory or other approvals necessary to finalize certain proposed transactions; the new credit facility does not provide the company with the increased financial flexibility it expects; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

                  Analyst and institutional investor contacts:

                               Vivendi Universal:

             Medias Paris                      Investor Relations Paris
            Antoine Lefort                           Daniel Scolan
           +33.1.71.71.11.80                       +33.1.71.71.14.70
             Alain Delrieu                          Laurence Daniel
           +33.1.71.71.10.86                       +33.1.71.71.12.33

               New York                                New York
             Anita Larsen                          Eileen McLaughlin
            +1.212.572.8961                         +1.212.572.1118

Press release also available at the following website: www.vivendiuniversal.com


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